Alex Weniger-Araujo August 2, 2021 Page 1

Via Edgar

August 5, 2021

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention: Lauren Nguyen and Kevin Dougherty

Re:	Abri SPAC I, Inc.
Amendment	to Registration Statement on Form S-1
CIK	No. 0001854583

Dear Ms. Nguyen and Mr. Dougherty:

On behalf of our client, Abri SPAC I, Inc. (the “Company”), we hereby provide a response to the verbal comment from Ms. Packebusch regarding the Company’s amendment to the registration statement filed on July 15, 2021 (the “Amended Registration Statement”). After our conversation on Friday July 30, 2021, we are incorporating the response to such comment into the final prospectus (the “Prospectus”) as set forth below.

Comment:

1.            Please clarify whether the public stockholders will have the right to redeem 100% of their outstanding public shares if the Company is unable to consummate its initial business combination within the initial 12 months after consummation of the public offering, or if the public stockholders would only have such right upon the end of any extension period, which could be up to 18 months if the Company extends the period of time to consummate a business combination.

Response: We will update the disclosure in the final prospectus to confirm that public stockholders will have the right to redeem their outstanding public shares of the Company upon the later of 12 months after the consummation of the public offering, or up to 18 months if the Company extends the period of time to consummate a business combination.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Alex Weniger-Araujo

Alex Weniger-Araujo
Partner